ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated June 12, 2014

UBS AG FI Enhanced Large Cap Growth ETN

Profile Index	Russell 1000® Growth Total Return Index	Ticker: FBGX
Issuer	UBS AG, London Branch	Key features
Issuer Credit Rating [1]	A2 (Moody’s); A (S&P); A (Fitch)

• Quarterly compounded 2x leveraged exposure to the Index.

• 2x leverage resets quarterly.

• Early redemption of Securities at the option of the holders, subject to procedural requirements.

• Rebalancing of leveraged exposure upon a 40% decline in the indicative value of the Securities.

• Acceleration upon decline in indicative value of Securities beyond a Floor Level of $20, subject to adjustments.

CUSIP	902677780
Primary Exchange	NYSE Arca
Initial Trade Date	June 10, 2014
Maturity Date	June 19, 2024
Leverage	2x
Annual Tracking Rate	0.85%
Financing Rate	3-month USD LIBOR + a Financing Spread of 0.44% per annum

3-month USD LIBOR	0.23% as of June 9, 2014

About the Securities

The UBS AG FI Enhanced Large Cap Growth ETN (the “Securities”) are unsubordinated, unsecured debt securities issued by UBS AG, London Branch (“UBS”). The Securities provide two times leveraged exposure to the performance of the Russell 1000® Growth Total Return Index (the “Index”), reduced by (i) an Accrued Tracking Fee based upon an Annual Tracking Rate of 0.85% per annum, (ii) an Accrued Financing Charge based on the 3-Month USD LIBOR and a Financing Spread of 0.44% per annum, and (iii) the Redemption Fee upon exercise of your election to require UBS to redeem your Securities. Additionally, if a Loss Rebalancing Event occurs, your Securities will be adjusted downwards (resulting in a deleveraging of your Securities) and a Loss Rebalancing Fee will also apply. The Securities should be purchased only by knowledgeable investors who understand the potential consequences of investing in the Index and of seeking quarterly compounded leveraged investment results. Investors should actively and frequently monitor their investments in the Securities.

About the Index

The Russell 1000® Growth Total Return Index is a sub-group of the Russell 1000® Index which measures the composite price performance of stocks of 1,000 companies incorporated in the U.S. and its territories. All 1,000 stocks are traded on a major U.S. exchange and are the 1,000 largest securities that form the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 99% of the U.S. equity market. The Russell 1000® Index consists of the largest 1,000 companies included in the Russell 3000 Index and represents approximately 92% of the total market capitalization of the U.S. equity market. The Russell 1000® Index is designed to track the performance of the large-capitalization segment of the U.S. equity market.

Index Comparisons

The graph illustrates the historical returns of the Index from June 9, 2011 through June 9, 2014 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The Securities are subject to investor fees. As a result, the return on the Securities will always be lower than the total return on a direct investment in the Index or the Index constituents.

Characteristics

Top 10 Holdings of the Index
Apple Inc	AAPL
Microsoft Corp	MSFT
Verizon Communications Inc.	VZ
Intl Business Machines	IBM
Coca Cola Co	KO
Google, Inc	GOOGL
Google Class C, Inc.	GOOG
Philip Morris International, Inc.	PM
Oracle Corp	ORCL
Qualcomm Inc	QCOM

Source: Index as of April 30, 2014

Selected risk considerations

An investment in the Securities involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the pricing supplement (the “Pricing Supplement”) and in the “Risk Factors” section of the product supplement (the “Product Supplement” and together with the Pricing Supplement, the “Prospectus Supplements”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the Prospectus Supplements.

•	You may lose some or all of your initial investment — The Securities are exposed to two times any quarterly decline in the level of the Index. The quarterly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and Redemption Fee and/or the Loss Rebalancing Fees, if applicable, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the quarterly compounded leveraged return of the Index is insufficient to offset the negative effect of the fees, or if the quarterly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity, early redemption, acceleration, or upon exercise by UBS of its call right.

•	Correlation and compounding risk — A number of factors may affect the Security’s ability to achieve a high degree of correlation with the performance of the Index, and therefore investors may be unable to be exposed to two times the performance of the Index. Because the Current Principal Amount is reset quarterly, you will be exposed to compounding of quarterly returns. As a result, the performance of the Securities for periods greater than one quarter is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for Accrued Fees and Redemption Fee, and/or the Loss Rebalancing Fees, if any. In particular, significant adverse quarterly performances of your Securities may not be offset by subsequent beneficial quarterly performances of equal magnitude. Each time a Loss Rebalancing Event occurs, the cumulative effect of compounding and fees will have increased as a result of the Loss Rebalancing Event. This means that your Securities will entitle you to less of a positive gain in the value relative to before the occurrence of the Loss Rebalancing Event.

•	Leverage risk — The Securities are two times leveraged long with respect to the Index, which means that you may benefit two times from any positive, but will be exposed to two times any negative, quarterly performance of the Index, before accounting for the Accrued Fees and Redemption Fee and/or Loss Rebalancing Fees, if any.

•	Market risk — The return on the Securities, which may be positive or negative, is linked to the quarterly compounded leveraged return on the Index as measured by the Index Factor, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the Index constituents or the markets generally.

•	The Securities may not provide a hedge against price and/or value decreases or increases — The Securities may not provide a hedge against a decrease or increase in the price and/or value of any asset, sector or index.

•	Potential automatic acceleration — In the event the indicative value of any series of the Securities is equal to or less than the Floor Level on any Trading Day, the Securities of that series will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount as determined during the applicable Measurement Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than the Floor Level per Security and may be zero if the price of the Securities continues to decrease during trading on one or more Trading Days during such Measurement Period.

•	Upon the occurrence of a Loss Rebalance Event, the Securities will be deleveraged — A Loss Rebalancing Event, which may occur multiple times, will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0 based on the Index Performance Ratio as of the LR Valuation Date. This means that after a Loss Rebalancing Event, a constant percentage increase in the Index Closing Level will have less of a positive effect on the value of your Securities relative to before the occurrence of the Loss Rebalancing Event. In addition, each time a Loss Rebalancing Event occurs, you will incur a Loss Rebalancing Fee.

•	Credit of UBS — The Securities are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the Securities, including any payment at maturity, early redemption, acceleration, or upon exercise by UBS of its call right, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the Securities prior to maturity, early redemption, acceleration, or upon exercise by UBS of its call right. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities.

•	A trading market for the Securities may not develop — Although we intend to list each series of the Securities on NYSE Arca, a trading market for the Securities may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the Securities of any series, although they are not required to and may stop at any time. We are not required to maintain any listing of any series of the Securities on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of any series of the Securities shown on the cover of the applicable pricing supplement. We may suspend or cease sales of the Securities at any time, at our discretion. Therefore, the liquidity of any series of the Securities may be limited.

•	Redemption limitations — You must elect to redeem at least 12,500 of the same series of the Securities for UBS to repurchase your Securities, unless we determine otherwise or your broker or other financial intermediary bundles your Securities for redemption with those of other investors (and of the same series) to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the Securities may be limited. However, if there are valid early redemption requests for 2,000,000 or more Securities of the same series on or prior to 12:00 noon (New York City time) on a given Trading Day, the early redemptions will be aggregated and will qualify as a Large Redemption and the Index Valuation Level for purposes of calculating the Redemption Amount will be based on the arithmetic mean of the Index Closing Levels measured on each Trading Day during the applicable Measurement Period.

•	Your redemption election is irrevocable — You will not be able to rescind your election to redeem your Securities after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Valuation Date. For a Large Redemption, if the Redemption Valuation Date occurs during an Acceleration Measurement Period, Call Measurement Period, or Final Measurement Period, the Redemption Amount shall equal the Acceleration Amount, Call Settlement or payment at maturity, as applicable.

•	No interest or coupon payments on the Securities — You will not receive any interest payments or coupon payments during the term of the Securities.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.

•	UBS’s Call Right — On or after June 15, 2015, UBS may elect to redeem all outstanding Securities. If UBS exercises its Call Right, the Call Settlement Amount paid on the Call Settlement Date may be less than your initial investment in the Securities.

For questions or additional information about the Securities:

Contact us	Investor Service Center: +1-877-387-2275

Note:

1	The issuer credit rating as of June 9, 2014 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the Securities) and is not indicative of the market risk associated with the Securities. The creditworthiness of UBS AG does not affect or enhance the likely performance of the Securities other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the Securities.

Investing in the Securities is speculative, involves a high degree of risk and is not suitable for all investors. Past performance is not necessarily indicative of future results.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US registered broker/ dealer. Member of SIPC (http://www.sipc.org). An investment in the Securities involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the Prospectus Supplements. The Securities are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including the base prospectus and the Prospectus Supplements) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the base prospectus and the Prospectus Supplements by calling toll-free +1-877-387 2275. In the US, securities underwriting, trading and brokerage activities and M&A advisory activities are provided by UBS Securities LLC, a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2014. The key symbol, UBS is among the registered and unregistered trademarks of UBS. The “Russell 1000® Index” is a trademark of Russell Investments and has been licensed for use by UBS. The Securities are not sponsored, endorsed, sold or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in the Securities. RUSSELL INVESTMENTS DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 1000® GROWTH INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL INVESTMENTS SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL INVESTMENTS MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS, INVESTORS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 1000® GROWTH INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL INVESTMENTS MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 1000® GROWTH INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL INVESTMENTS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. All rights reserved.